

April 24, 2013

<u>Via Facsimile</u>
Roger A. Leopard
President and Chief Executive Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva
Switzerland

      Re: CalciTech Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed December 7, 2012
              File No. 0-20420

Dear Mr. Leopard:

       We refer you to our comment letter dated March 4, 2013 regarding potential business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance